Exhibit 17.1

Gerald L. Wilson

29 Highgate Road

Wayland, Massachusetts 01778

February 4, 2004

David B. Eisenhaure

Chief Executive Officer

SatCon Technology Corporation

27 Drydock Avenue

Boston, Massachusetts 02210-2377

Re:	Resignation from SatCon Technology Corporation Board of Directors

Dear Mr. Eisenhaure:

As you know, on January 28, 2005, I resigned from the Board of Directors of SatCon Technology Corporation (the “Company”). I did not make the decision to resign easily or take it lightly.  I did so because of the depth of disagreement with management over how SatCon is being managed.

In the Current Report on Form 8-K that the Company filed on February 2, 2005, you said that I resigned as a result of a disagreement with management over how to restore the Company to profitability.  While this is accurate in a general sense, a somewhat more fulsome description of my disagreement is appropriate.

Over the last several years I have frequently expressed my concerns at Board meetings over the Company’s continuing quarterly losses and how such losses affected the Company’s long-term prospects.  I repeatedly urged the Company to restructure its operations and aggressively reduce its expenses in order to bring the Company to profitability. While management has made some reduction in expenses, I believe that management has not gone far enough.  Instead management unrealistically believed and continues to believe that the Company can achieve profitability principally through revenue growth. Unfortunately, this has not happened.  Management has been wrong to place its faith in revenue growth projections that I and other Board members pointed out at the time to be unrealistic.  The fact that that most of management’s revenue growth projections presented to the Board during my tenure as a director have not come to pass confirms my views of them.  Because the Company did not take aggressive expense reduction efforts to restore it to profitability, the Company has been forced to fund its continuing operations through a series of stock sales that were dilutive to stockholders.  This concerns me and should be of concern to stockholders.

I believe that the Company can have a bright future, but only if management starts making more prudent decisions about how to manage the Company so that it can operate within its means.

Very truly yours,

/s/ Gerald L. Wilson
Gerald L. Wilson